

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 31, 2017

Ashley Lopez
Chief Executive Officer
DOCASA, Inc.
1901 North Roselle Road, Suite 800
Schaumburg, IL 60195

      Re: DOCASA, Inc.
             Form 8-K/A
             Filed December 5, 2016
             File No. 333-199583

Dear Ms. Lopez:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/H. Roger Schwall

      H. Roger Schwall
      Assistant Director
      Official of Natural Resources